Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: First Niagara Financial Group, Inc.
SEC Registration Statement No.: 001-35390

Better together & playing to win.

KeyBank FIRST NIAGARA

Human Resources Q&A

Updated Dec. 30, 2015

General Questions

Employment & Severance

Benefits & Perks

2015 Annual Performance Review & Compensation Cycle

For Additional Questions

General Questions

What does the "legal close date" mean?
The legal close date refers to the day that KeyBank and First Niagara become one company. A number of critical actions must happen beforehand, including review of the proposed merger by the Federal Trade Commission and the Department of Justice. (12.15.15)

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What is the merger integration process and timeline?
The KeyBank and First Niagara Transition Leadership Teams will follow a disciplined methodology in order to combine these two organizations. There are four phases to the process:

- The first phase involves formation of the merger integration teams, and that phase is now complete.
- The second phase – assessment – has just launched, and will continue until the legal close date, when KeyBank and First Niagara become one company. In this phase, we will analyze the current environment (how both companies conduct business today), determine the target environment (how we will run the company once we have merged), and conduct detailed integration planning, which will help us plan for the third phase.
- In the implementation phase, we will execute the plans developed during the assessment phase. We anticipate the implementation phase will take place between the legal close date and mid-2017.
- And finally, there will be a wind down phase when certain transition activities become "business as usual." (12.15.15)

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When will decisions be communicated to employees?
The Transition Leadership Team will make decisions frequently and communication will be integral to the merger process. The team is committed to communicating what we know, when we know it. (12.15.15)

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Now that KeyBank has announced that First Niagara's existing mortgage operations will be incorporated into KeyBank's offerings, how does that impact Key's plans to build its own loan origination platform?
KeyBank still plans to build its own origination, underwriting, fulfillment, and portfolio management platforms to support mortgage loan origination.

Key's ability to own the client experience and the mortgage origination process will benefit clients as well as strengthen our ability to expand client relationships. When clients have all of their products or services with us, we can better know and serve them. (12.30.15)

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Recently, the leaders of the Indirect Auto and Insurance businesses were announced. When can we expect to see the rest of the leaders of the combined organization announced?
As promised, we will continue to be transparent and share information as decisions regarding the merger are made. As we move through the planning process we will share more information as we know it, including where these new businesses to KeyBank will align within our combined structure. (12.30.15)

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I would like to connect with my new counterpart at KeyBank via LinkedIn while we work through the integration process – can I do that?
Yes. However, all employees must adhere to the Gun-Jumping Guidelines between KeyBank and First Niagara. (12.30.15)

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Employment & Severance

When will I know if I have continued employment with KeyBank? Will I have to apply and interview for a position?
This is a priority and teams from both companies are working to finalize the details and the processes. We will communicate them as soon as we can. (10.30.15)

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Will there be a talent assessment process to select First Niagara employees for jobs in the new combined organization?
KeyBank and First Niagara will work together to assess talent and make selection decisions in areas where there are duplicate roles. This same thoughtful and structured process will take place across the organization. A core principle of the merger process is that employees will be treated with respect and given timely communication regarding decisions that affect them. (12.15.15)

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Will the talent assessment process also determine position placements in branches that remain open?
Yes, the same process will apply for all business units and departments at First Niagara. (12.15.15)

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If I am offered a position, will my job, compensation and work location be the same?
If KeyBank offers you a similar/comparable position, your compensation, benefits and work location should be substantially similar to those available to you pre-close at First Niagara.

If your position is eliminated, you will have an opportunity to be considered for other open positions. If your position is eliminated or you are not offered a comparable position, you will be eligible for severance pay under the First Niagara Separation Pay Plan. (10.30.15)

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What does it mean to be offered a "comparable" position?
In some cases, an employee may be offered a comparable job that is not the exact job that is held currently. A comparable position is one:

- That offers a compensation opportunity (base salaries, wages, incentives, long-term incentives) that is similar to the most recent compensation opportunity;
- That requires substantially comparable skills and abilities and the same full-time/part-time status as did the pre-close position;
- That is at a location within 40 miles of the employee's current place of employment; and
- For which the employee holds the minimum qualifications. (12.15.15)

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If I am offered a comparable position but decline it, can I still receive severance?
If you choose to decline a comparable offer, you will not be eligible for severance pay. (10.30.15)

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Will there be a preferential job posting program for impacted employees looking at KeyBank jobs across the country?
A fundamental priority of the merger is to find job placement for as many impacted employees as possible. Thus, there will be a redeployment process to facilitate matching the skills and experience of impacted employees with applicable open positions. (12.15.15)

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What is First Niagara's Separation Pay Plan?
The details of First Niagara's Separation (Severance) Pay Plan can be found in the First Niagara Team Member Handbook located on the HR intranet and also in ADP Vantage. (10.30.15)

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If my job is impacted, will I be offered assistance in finding another job?
Yes, outplacement services will be provided to you if you qualify for severance pay under the First Niagara Separation (Severance) Pay Plan and sign a waiver and release. (10.30.15)

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Benefits & Perks

I signed up for 2016 benefits, but now I want to change them. Can I?
Yes, open enrollment has been extended to Nov. 6, 2015, to allow for any benefit changes First Niagara employees would like to make to their 2016 elections. (10.30.15)

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Are KeyBank's benefits the same as First Niagara's?
KeyBank's benefits are similar in aggregate to those offered at First Niagara. Benefits include:

- Medical, Dental, Vision and employer contribution to a health savings account (HSA)
- Disability and life insurance plans
- 401(k) Savings Plan (dollar for dollar match up to 6% and annual discretionary profit sharing contribution)
- Employee Assistance Program
- Flexible PTO and various leave of absence programs

- Discounted stock purchase plan
- Education assistance
- Matching charitable gift and community leadership grant programs

Over the next several weeks, KeyBank will be sharing more information on all of its benefit programs. (10.30.15)

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Does KeyBank's medical plan allow spouses?
Key's 2016 Medical Plan offers employee only, spouse, child(ren) and family coverage plans. Review of all benefits programs will occur during the Assessment Phase. (12.15.15)

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If I transfer to KeyBank, how will my years of service at First Niagara be recognized?
Your years of service at First Niagara will be recognized by KeyBank for purposes of eligibility to participate in most of their employee benefits, except the KeyCorp Retiree Medical Plan. (10.30.15)

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Will I be able to keep my mortgage discount? How will my other employee perks be impacted?
Your mortgage discount is not tied to your employment status. Therefore, you will retain the discount for the life of the loan.

Key also offers discounts and special offers on its products and services to their employees. More information on these benefits will be forthcoming. (10.30.15)

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What happens to my earned, unused paid time off (PTO)?
If your employment is terminated, you will receive payment for all earned but unused PTO in your final paycheck from First Niagara in accordance with our PTO policy.

If you are offered and accept continued employment with KeyBank, you will be provided PTO in accordance with its policy. More information will be forthcoming. (10.30.15)

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Will I still receive my distribution from the terminated Employee Stock Ownership (ESOP) Plan?
Yes, you will receive your distribution from the terminated ESOP Plan, whether you are employed with First Niagara or not, once the plan termination has been approved by the IRS. More details will be forthcoming once we receive approval from the IRS to proceed with the distribution process. If we do not receive approval prior to the merger's legal close date, outstanding shares will convert to KeyBank shares in accordance with the merger agreement and KeyBank will facilitate the distribution process. (12.15.15)

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I am eligible for the First Niagara or NewAlliance Pension Plan. What happens to this benefit?
Both pension plans will transfer to KeyBank, and any benefit you have earned under either plan will remain until you commence payment. (12.15.15)

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Will I still be eligible for tuition reimbursement?

Approved courses that are in process prior to the merger's legal close date will be eligible for reimbursement. KeyBank also has an Education Assistance Program and more information will be shared about all benefits programs after the Assessment Phase. (12.15.15)

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2015 Annual Performance Review & Compensation Cycle

Will I still be eligible for my 2015 annual incentive award paid in 2016?
Yes, if you are a participant in an annual incentive plan, you will still be eligible for a 2015 bonus based on First Niagara and individual performance. Additional information regarding the annual performance review and compensation cycle will be communicated soon. (10.30.15)

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Will I receive an annual merit increase in 2016?
Yes, you will be eligible to receive a merit increase in 2016, subject to funding and individual performance. The payout timing and manner will be consistent with prior calendar years. Additional information regarding the annual performance review and compensation cycle will be communicated soon. (10.30.15)

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Will managers be completing and delivering year-end performance reviews to employees?
Yes, managers will follow the normal year-end performance management process and will be asked to complete these discussions in accordance with the performance management calendar, which will be communicated soon. (10.30.15)

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Will I still be eligible for an equity award in 2016?
Yes, you will still be eligible for a 2016 equity award based on company and individual performance. Grants will be provided consistent with the timing and manner of prior calendar years. Additional information regarding the equity process will be communicated soon. (10.30.15)

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What happens to my equity awards?
If you continue employment with KeyBank, your equity awards will convert to KeyBank stock and follow the same vesting schedule. If you are not retained by the company or are separated after the close of the transaction, your equity will accelerate vest as described in the plan or the award agreement. (10.30.15)

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Additional Questions

What if I have additional questions?
We understand that you have many questions related to this event and we are committed to providing you with information as soon as possible. Know that we are working to make that happen. In the meantime, use this time to have open and honest communication with your manager.

You can always email a question to AskHR@fnfg.com. We'll either respond with the answer or, in the event we don't have the answer yet, will incorporate your question into our FAQ document as soon as possible. (10.30.15)

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, KeyCorp has filed with the SEC a Registration Statement on Form S-4 on November 30, 2015 that includes the preliminary Joint Proxy Statement of KeyCorp and First Niagara and a preliminary Prospectus of KeyCorp, as well as other relevant documents concerning the proposed transaction. The information in the preliminary Joint Proxy Statement/Prospectus is not complete and may be changed. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of KeyCorp and First Niagara after the Registration Statement is declared effective by the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about KeyCorp and First Niagara, may be obtained at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from KeyCorp at investor.key.com or from First Niagara by accessing First Niagara's website at www.firstniagara.com. Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to KeyCorp Investor Relations at Investor Relations, KeyCorp, 127 Public Square, Mailcode OH-01-27-0737, Cleveland, Ohio 44114-1306, by calling (216) 689-3000, or by sending an e-mail to investor_relations@keybank.com or to First Niagara Investor Relations at 726 Exchange Street, Suite 618, Buffalo, New York 14210, by calling (716) 819-5669 or by sending an e-mail to investor@fnfg.com. In addition, KeyCorp and First Niagara use their respective Investor Relations websites and social media outlets as channels of distribution of material company information. Such information is accessible on KeyCorp's and First Niagara's Investor Relations websites, as well as on their respective Facebook pages and through their Twitter accounts and LinkedIn accounts.

KeyCorp and First Niagara and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of KeyCorp and First Niagara in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding KeyCorp's directors and executive officers is contained in KeyCorp's Proxy Statement on Schedule 14A, dated April 7, 2015, which is filed with the SEC. Information regarding First Niagara's directors and executive officers is contained in First Niagara's Proxy Statement on Schedule 14A, dated March 23, 2015, which is

filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, KeyCorp's and First Niagara's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "plan," "predict," "project," "forecast," "guidance," "goal," "objective," "prospects," "possible" or "potential," by future conditional verbs such as "assume," "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in KeyCorp's and First Niagara's reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by KeyCorp and First Niagara shareholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the First Niagara business or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of KeyCorp's products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.